 Exhibit (a)(1)(i)
ARES STRATEGIC INCOME FUND
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
February 21, 2024
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by Ares Strategic Income Fund (the “Fund”). If you are not interested in selling your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, the repurchase of Shares that have been issued on or after March 1, 2023 will be subject to an “early repurchase deduction”, which will reduce your proceeds by 2.0%. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death or qualified disability of the holder. In addition, the repurchase of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on February 21, 2024 and end at 11:59 p.m., Eastern Time, on March 20, 2024. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Ares Strategic Income Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:
Regular Mail — P.O. Box 219270, Kansas City, MO 64121
Overnight Mail — 430 W 7th Street, Suite 219270, Kansas City, MO 64105
Fax: 816-374-7420
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on March 20, 2024.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 888-310-9352.
Sincerely,
Ares Strategic Income Fund